

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2023

Hongtao Shi
Chief Executive Officer
Prestige Wealth Inc.
Suite 5102, 51/F
Cheung Kong Center
2 Queen's Road Central
Hong Kong

> **Re: Prestige Wealth Inc.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed May 12, 2023**
> **File No. 333-267999**

Dear Hongtao Shi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2023 letter.

F-1/A filed May 12, 2023

General

1. We note your response to our prior comment 1 and reissue the comment in part. As such, the staff reiterates that the Revised Separateness Test (as defined in your response letter) is not the appropriate analytical framework in this scenario where the staff's question, in the first instance, is whether PWAI, on the one hand, and the Asset Management Subsidiaries, on the other, are integrated under general Advisers Act principles. Please confirm your understanding in your response letter.

You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Ying Li, Esq.